650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

August 14, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs Katherine Wray Laura Veator Stephen Krikorian

Re:	Square, Inc. Draft Registration Statement on Form S-1 Submitted June 26, 2015 CIK No. 0001512673

Ladies and Gentlemen:

On behalf of our client, Square, Inc. (“Square” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated July 23, 2015, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are providing copies of this letter to the Staff by overnight delivery.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to the Registration Statement submitted on June 26, 2015), or as otherwise specifically indicated, all page references herein correspond to the page of the revised draft of the Registration Statement.

Prospectus Summary

Square, Inc.

Our Business, page 1

1.	We note your disclosure throughout the summary describing your financial services and marketing services in addition to your payments and POS services; for example, you state in the first paragraph of this section that you have “extended [y]our solutions from payments and point-of-sale (POS) services to financial services and marketing services, all to help sellers start, run, and grow their businesses.” Please revise the summary generally to emphasize, as you state under “Risks” on page 9, that substantially all of your revenue is derived from your payments services and that the other services described have not to date contributed significant revenues.

AUSTIN    BEIJING    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO    SAN DIEGO

SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

August 14, 2015

The Company respectfully advises the Staff that it has revised the disclosure on page 1 of the Registration Statement to address the Staff’s comment.

2.	You state in the second paragraph on page 2 that you “serve sellers throughout the United States, Canada and Japan.” Please clarify here that substantially all of your revenue historically is attributable to sellers in the U.S.

The Company respectfully advises the Staff that it has revised the disclosure on page 2 of the Registration Statement to address the Staff’s comment.

3.	You disclose in the summary and elsewhere in your submission when discussing how you are working to democratize commerce that you “accept nearly 95% of sellers who seek to process payments with Square.” We note also your disclosure on page 6 that your risk management approach starts with trusting sellers and removing the “friction of signing up,” but that you then use technology to quickly detect and eliminate risky and fraudulent activity. To ensure balanced disclosure, please consider also providing disclosure regarding the amount of seller accounts that you have put on hold or terminated as part of your risk management approach.

The Company respectfully advises the Staff that it has revised the disclosure on page 7 of the Registration Statement to address the Staff’s comment.

4.	Please briefly define the metric “Gross Payment Volume” when first used. In addition, please concisely explain the significance of this metric to your revenues or other financial results. Similarly explain the significance to your financial results of the $150 million in advances made through Square Capital since its launch in May 2014.

The Company respectfully advises the Staff that it has revised the disclosure on pages 2 and 3 of the Registration Statement to address the Staff’s comment.

5.	Please tell us how your arrived at the estimate that “nearly half of [y]our sellers find [you] and sign up,” rather than your finding them.

The Company respectfully advises the Staff that it uses a variety of approaches to attribute newly acquired customers to its various customer acquisition channels, including online advertising, radio and television advertising, and direct response mail campaigns. These approaches include (1) user behavior (e.g., web cookies, referral URLs, swipe behavior, redemption codes, sales team activity), (2) third-party data (e.g., match back to purchased direct mail lists), and (3) the Company’s own estimates (e.g., modeling for indirect attribution of television ads). The Company also attracts customers through a variety of unpaid channels, such as word of mouth recommendations from trusted friends and colleagues and discovery via self-initiated online searches. The Company refers to these unpaid channels collectively as “organic” customer acquisition, which it considers to be its customers finding the Company. For each of the last four quarters, approximately half of the Company’s new customers sign-ups have been organic.

6.	You indicate that you have strong retention rates, and we note the disclosure of your retention of transaction revenue net of transaction costs over the past four quarters. Please clarify how you define retention rates. Further, tell us what consideration you gave to providing quantitative disclosure regarding your retention rates in terms of number of sellers.

Securities and Exchange Commission

August 14, 2015

The Company respectfully advises the Staff that it defines a quarterly cohort of sellers as the group of sellers who are approved to accept card payments with Square in a given quarter. The Company measures the retention rate for a cohort as the amount of transaction revenue net of transaction costs generated by that cohort in a quarter, measured against the transaction revenue net of transaction costs produced by that same cohort in the same quarter in the prior year.

The Company respectfully advises the Staff that it has considered the disclosure it provides on retention rates and believes that the disclosure of revenue-based retention rates provides the most meaningful disclosure to investors, and that seller number-based retention rates would not provide additional meaningful disclosure and could be potentially misleading to investors. The Company believes this for the following reasons:

•	The Company’s total number of sellers, and changes in number of sellers, are not necessarily indicative of the Company’s business or trends in the business. The Company serves customers of all sizes, including many sellers that process de minimis amounts of payments through the Company. Larger sellers have a greater impact on the Company’s financial results than smaller sellers—the financial impact of the loss of a single large seller can potentially outweigh the loss of thousands of smaller sellers. As a result, retention metrics on number of sellers would not provide meaningful insight into the Company’s business. Conversely, revenue-based retention metrics provide direct, useful insight into the potential financial impact of changes in the Company’s seller base. Consistent with this, the Company believes that, to date, revenue retention has been a meaningful indicator of trends in the Company’s financial results.

•	The Company’s sellers are generally not subject to any contractual commitments to use the Company’s payment processing services. Sellers may come and go and may use the Company’s services intermittently or episodically. For example, the Company has sellers who use the Company’s services only seasonally (e.g. Christmas tree lots), occasionally (e.g. independent artists) or as needed (e.g. people running garage sales). As a result, changes in the number of sellers between periods may be unrelated to, and not reflective of, the Company’s business. To the extent that these changes do in fact lead to a change in gross payment volume (GPV), their effect will be fully reflected in the Company’s revenue-based retention rate.

•	The Company believes that, within the payments industry, revenue-based retention rates are most commonly used because the industry finds them to be a more meaningful measure of business performance.

For the foregoing reasons, the Company has determined that providing revenue-based retention rates, instead of number-based retention rates, provides the most useful disclosure to potential investors.

Securities and Exchange Commission

August 14, 2015

7.	We refer to your discussion in the summary of the “payback period.” Please clarify what constitutes a quarterly seller cohort at the beginning of this discussion.

The Company respectfully advises the Staff that it has revised the disclosure on page 2 of the Registration Statement to address the Staff’s comment.

8.	Please concisely explain what EMV and NFC technologies are where you first refer to them.

The Company respectfully advises the Staff that it has revised the disclosure on page 3 of the Registration Statement to address the Staff’s comment.

9.	We note your discussion here of Adjusted Revenue, which you appropriately identify as a non-GAAP measure. Please also provide a cross-reference to your discussion of non-GAAP measures beginning on page 14.

The Company respectfully advises the Staff that it has revised the disclosure on page 3 of the Registration Statement to address the Staff’s comment.

10.	You first refer to your payment processing agreement with Starbucks at the top of page 3 when discussing your non-GAAP Adjusted Revenue measure. In order to provide appropriate context, please expand this disclosure to describe briefly the nature and significance of your relationship with Starbucks.

The Company respectfully advises the Staff that it has revised the disclosure on page 3 of the Registration Statement to address the Staff’s comment.

Our End-to-End Commerce Ecosystem

Payments and POS Services, page 4

11.	Please briefly explain here what it means to be the “merchant of record” for your sellers in your disclosure at the top of page 5. In addition, to the extent such disclosure would assist investors in understanding your business, please also expand your disclosure in Business to provide a more detailed description of your role as merchant of record and the attendant rights and obligations vis-à-vis your sellers on the one hand and the payment card networks and other service providers involved in payment processing on the other hand. We note your brief discussion on page 93 of the benefits to your sellers that result from your acting as the merchant of record, as well as the discussion on page 96 of your role as “payment service provider.” Please clarify whether these two terms are synonymous.

The Company respectfully advises the Staff that it has revised the disclosure on page 5 of the Registration Statement and added a section titled “Payment Processing Overview” beginning on page 106 of the Registration Statement to address the Staff’s comment. The Company also supplementally advises the Staff that the terms “payment service provider” and “merchant of record” are not synonymous. In order to be a payment service provider, the provider must also be the merchant of record, but a merchant of record does not need to be a payment service provider.

Securities and Exchange Commission

August 14, 2015

Financial services, page 5

12.	You disclose here that Square Capital provides merchant cash advances to prequalified sellers, who agree to make payments equal to a percentage of the payment volume you process for them up to a fixed amount. Please clarify in an appropriate place in the filing whether sellers are contractually obligated to repay these advances if they cease using your payment processing services.

The Company respectfully advises the Staff that it has revised its risk factor disclosure on page 32 and the detailed description of Square Capital on page 112 to address the Staff’s comment.

13.	Please also tell us what consideration you gave to quantifying the “significant majority” of the future receivables from your cash advances that you sell to third parties. We note in this regard your risk factor disclosure on page 30 stating that maintaining and growing your Square Capital service is dependent on third parties continuing to purchase the future receivables related to the Square Capital merchant cash advances.

The Company respectfully advises the Staff that it sold approximately 70% of all future receivables in the second quarter of 2015 to third parties. The Company believes that quantifying the future receivables currently sold to third parties as a “significant majority” provides sufficient disclosure to investors, particularly in light of the inherent fluctuations in the exact amount of cash advanced and associated percentages sold to third parties in any given quarter both currently and in the future. While the Company expects to continue to sell a significant majority of future receivables to third parties based on the terms of existing third-party arrangements, its risk factor disclosure on page 32 is intended to reflect certain risks associated with these third-party commitments.

Our Strengths, page 6

14.	Please briefly explain what a “net promoter score” is, and who calculates it, the first time it is mentioned in the prospectus. We note the explanation in Business on page 95. In addition, tell us how you determined that a net promoter score in the high 60s is nearly double the average score for financial services providers, and why you believe it is appropriate to compare your score to the scores of financial services providers instead of providers of payments services.

The Company respectfully advises the Staff that it has revised the disclosure on page 103 to address the Staff’s comment. With respect to the rationale in comparing the Company’s net promoter score (“NPS”) to financial services rather than payment services, the Company supplementally advises the Staff that it chose this comparison because it is the most comparable industry among the alternatives it has available. The benchmarks come from Satmetrix, a third-party research firm that does not provide coverage of the payments services industry, and the Company is not aware of any third-party research that specifically covers providers of payments services. The Company notes that, according to Satmetrix, the NPS for credit cards is 31 and for banking is 34.

Summary Consolidated Financial and Other Data

Key Operating Metrics and Non-GAAP Financial Measures

Securities and Exchange Commission

August 14, 2015

Adjusted Revenue, page 14

15.	You state that in calculating Adjusted Revenue you “believe it is useful to exclude transaction costs, substantially all of which are interchange fees set by payment card networks and paid to card issuers,” but your disclosure does not appear to explain clearly why you hold this belief. In this regard, while we note your disclosure that some payment processors present their revenues net of transaction costs because they pass through these costs directly to sellers, and that you do not pass through these costs directly to sellers, it is unclear why you have different revenue recognition policies, and why this is a useful adjustment. Please revise or advise.

The Company respectfully advises the Staff that it has revised the disclosure on page 58 to clarify that Adjusted Revenue, with its exclusion of transaction costs, is a primary metric used by management to measure the Company’s business performance, and as such, the Company believes that it would be useful for the investor community in evaluating the Company’s business. In addition, the Company supplementally advises the Staff that because other payment processors, including Heartland Payments, Global Payments, Vantiv, Evertec, and Fleetcor exclude these costs in their net revenue calculation, the Company’s inclusion of the Adjusted Revenue non-GAAP performance metric allows investors to more easily compare revenue metrics across these companies. These payment processors exclude such transaction costs from their GAAP revenue because they pass these costs directly through to their customers and do not bear the risk of these costs. However, the Company does bear the risk of these costs as it does not merely pass through these costs to its customers. This increased comparability is afforded regardless of whether or not a company passes these costs through to its customers.

The Company also respectfully refers the Staff to the response to comment 36 for additional discussion and disclosure regarding the Company’s revenue recognition policy.

A Note from Jack, page 17

16.	We refer to the penultimate paragraph of the letter from your chief executive officer, which states that Mr. Dorsey has transferred shares of equity in the company to the Start Small Foundation. Please explain what is meant by the statement, “Square customers will have the ability to buy equity in support of the foundation.”

The Company supplementally advises the Staff that, as disclosed on pages 13 and 14 and pages 175 and 176 of the Registration Statement, the Company intends to reserve a small portion of the shares of its Class A common stock to be sold in the offering for a directed share program in which its sellers will be able to participate. The Company expects that the Start Small Foundation, a charitable organization to be formed by Mr. Dorsey, will commit to sell shares in the offering as a selling stockholder in an amount equal to the number of shares being allocated to the directed share program. Mr. Dorsey’s statement refers to the proceeds of the sale of secondary shares by the foundation. The Company also notes that directed share program purchases will be made at the initial public offering price and will be subject to the same underwriting discount as all other shares sold in the offering as is further detailed on pages 175 and 176 of the Registration Statement.

Risk Factors

Securities and Exchange Commission

August 14, 2015

“Our success depends on our ability to develop products and services..,” page 22

17.	Please briefly explain the term “tokenization.”

The Company respectfully advises the Staff that it has revised the disclosure on page 24 to address the Staff’s comment.

“We are dependent on payment card networks and merchant acquirers...,” page 23

18.	You disclose that you do not directly access the payment card networks, including Visa, MasterCard, American Express, and Discover, and that you therefore rely on banks and merchant acquirers to process transactions on your behalf. We also note your risk factor disclosure on page 27 regarding your reliance on third parties, including two merchant acquirers in the U.S., as well as your disclosure on page 79 that you had three third-party processors who accounted for 50%, 33% and 12% of your settlements receivable as of December 31, 2014. Please expand your disclosure in Business to discuss the terms of your arrangements with the banks and merchant acquirers who process transactions on your behalf, to the extent the arrangements are material to your business. Tell us what consideration you gave to filing as exhibits your agreements with these entities pursuant to Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not believe that its agreements with banks and acquiring processors are required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Item 601(b)(10)(ii) of Regulation S-K clarifies that if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to be made in the ordinary course of business, and therefore not required to be filed, unless the agreement is, among other things, one “upon which the registrant’s business is substantially dependent.” The Company respectfully notes for the Staff that it is customary for the Company to enter into agreements with banks and acquiring processors in the ordinary course of business for payment processing services. The Company further notes that it currently relies on multiple third-party processors to process transactions on its behalf, and is not substantially dependent on any one of these processors because the Company can replace the processing services with an alternative provider on comparable terms and with minimal disruption to the Company’s business. As a result, the Company believes that it is not required to file these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K. The Company has also revised its disclosure to include additional information relating to its relationships with these banks and acquiring processors in the chart on page 107 of the Registration Statement. The Company supplementally notes to the Staff that the terms “acquiring processors” and “merchant acquirers” are synonymous and the Company has updated Registration Statement to use the term “acquiring processors.”

“We depend on key management...,” page 25

19.	We note that Mr. Dorsey also serves as chairman and interim chief executive officer of Twitter, Inc. Please indicate in an appropriate place in your filing how he intends to divide his time between Square and Twitter.

The Company respectfully advises the Staff that it understands there is an ongoing search for a permanent chief executive officer of Twitter, Inc. The Company expects Mr. Dorsey to continue to split his time between the Company and Twitter, as appropriate, until the search for a permanent chief executive officer of Twitter has concluded. The Company will update the Registration Statement as appropriate as further information becomes available.

Securities and Exchange Commission

August 14, 2015

“Many of our key components are procured...,” page 28

20.	We note that several of the components used in your products come from sole or a limited number of suppliers, and that you rely on a single manufacturer to fabricate, test and assemble your products in some cases. You disclose that you “have in the past experienced… component shortages or delays or other problems in product assembly.” Please describe these past instances and the resulting harm to your business, if significant.

The Company respectfully advises the Staff that it has not experienced any significant harm to its business from component shortages or delays or other problems in product assembly.

21.	Please also provide in an appropriate place in the filing a concise discussion of the material terms of any agreements with your sole or limited source suppliers or manufacturers. Additionally, provide your analysis of whether these agreements are required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that it has revised the disclosure on page 30 of the Registration Statement to address the Staff’s comment. The Company has further filed as exhibits to the Registration Statement two agreements with its sole source suppliers, on which the Company’s business is substantially dependent.

Selected Consolidated Financial and Other Data

Key Operating Metrics and Non-GAAP Financial Measures

Adjusted EBITDA, page 53

22.	We note your disclosure that you do not intend to renew your payment processing agreement with Starbucks when it expires in the third quarter of 2016, and you believe it is useful to exclude Starbucks activity to facilitate period-to-period comparisons of your ongoing business. Clarify how you also took into consideration customers who have not renewed their agreements with you, or do not intend to renew their agreements with you. Further, tell us how this adjustment meets the criteria of Item 10(e) of Regulation S-K. In this regard, it appears that you have incurred these revenues and costs during the past two years and you will continue to incur them through the third quarter of 2016. The arrangement appears to be an integral part of the underlying performance of your business during these periods, and it is unclear how this contract differs from your other contracts where renewal is based on mutual agreement by both parties

The Company respectfully advises the Staff that in keeping with the Company’s business model, the Company generally does not enter into long-term contractual agreements with sellers, and no seller other than Starbucks individually represents more than 0.3% of the Company’s revenue. As disclosed in the Registration Statement, the Company entered into a long-term payment processing agreement with

Securities and Exchange Commission

August 14, 2015

Starbucks, which the Company does not intend to renew when it expires in the third quarter of 2016 (see, for example, pages 3, 16, 57, and 63 of the Registration Statement). In light of the Company’s intention not to renew such agreement, the Company determined that the inclusion of Starbucks activity in the Company’s key operating metrics would unnecessarily complicate investors’ understanding and analysis of the Company’s business going forward. In contrast to its payment processing agreement with Starbucks, under the Company’s agreements with other sellers, the Company or those sellers generally have a unilateral right to terminate such agreements at any time without fine or penalty. In accordance with Item 10(e) of Regulation S-K, the Company has presented its operating metrics on a GAAP basis with equal or greater prominence, and has provided a reconciliation of the non-GAAP operating metrics to the nearest comparable GAAP metrics on pages 58 and 59 of the Registration Statement. In addition, the Company has updated the disclosure on page 57 of the Registration Statement to further explain why it believes that the presentation of the non-GAAP metrics is useful to investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 55

23.	Please consider revising your disclosure in this section to ensure that it addresses all key challenges you are facing. See Item 303(a) of Regulation S-K, and for guidance, refer to Section III.A of SEC Release No. 33-8350. In this regard, we note your risk factor disclosure on page 23 regarding competition in the markets in which you compete, as well as potential pricing pressure. Please also consider discussing more clearly management’s strategy for eventually generating profits, in light of the various products and services that you offer free of charge and your custom pricing for larger sellers, as well as your plans to continue investing in the company’s growth.

The Company respectfully advises the Staff that it has revised its discussion of factors affecting operating performance on page 63 of the Registration Statement to address competition in the markets in which the Company competes, as well as pricing considerations.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes its economic model, as described in the Registration Statement, clearly demonstrates the Company’s strategy for achieving long-term profitability. The Company believes this economic model also demonstrates its capacity to achieve long-term profitability while continuing to offer various products and services free of charge, while continuing to offer custom pricing for larger sellers, and while continuing to invest in growth. The Company refers the Staff to the disclosures on page 61 of the Registration Statement describing that, on average, the payback period on the Company’s sales and marketing investment has been four to five quarters; and to the disclosures on page 61 of the Registration Statement describing that over the past four quarters, retention of transaction revenue net of transaction costs for the Company’s cohorts has, on average, exceeded 110% year over year. The Company believes that these factors, together with the increasing contribution of new paid software and data products, in addition to a reduction of operating expenses as a percentage of revenue, are the basis

Securities and Exchange Commission

August 14, 2015

for the Company’s expectations with respect to achieving long-term profitability. The Company respectfully refers the Staff to the Company’s discussion of its quarterly results of operations on pages 80 and 81 of the Registration Statement, which states that Adjusted EBITDA, one of management’s primary measures of operating profit, was positive in the quarter ended June 30, 2015.

Factors Affecting Our Operating Performance, page 56

24.	Disclosure throughout your submission indicates that the addition of new products and services is a key part of your strategy. At the top of page 58, you identify buyer adoption of your services as a factor affecting your operating performance, and you refer to your digital receipts, Caviar and Square Cash as services designed to make commerce easy for buyers. Please tell us what consideration you gave to discussing the challenges faced by the company with respect to your Square Wallet app offering, which press reports indicate you discontinued offering through the Apple and Google app stores in May 2014.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, unlike the Company’s current buyer-focused services, including Caviar and Square Cash, in which the Company has invested more substantial time and resources into development and marketing, the resources dedicated to the marketing and development of the Square Wallet app were immaterial. As a result, the Company determined not to include Square Wallet in the discussion of the Company’s business or results of operations. The Company supplementally advises the Staff that it has included a discussion of Square Wallet on page 24 of the Registration Statement as an example of a new product that did not achieve market acceptance.

Components of Results of Operations

Revenue

Starbucks Transaction Revenue, page 58

25.	We note your disclosure that no further remeasurements will be required of the warrants issued in connection with your payment processing agreement with Starbucks. However, based on your disclosure on page F-33, it appears that you will recognize additional contra-revenue amounts if performance thresholds are met, or if there is a change in control. Please revise your disclosure as appropriate.

The Company respectfully advises the Staff that it has revised the disclosure on pages 64 and F-34 of the Registration Statement to reflect that additional contra-revenue amounts will be recognized if certain performance thresholds are met, or if there is a change in control.

Cost of Revenue and Gross Margin, page 58

26.	You state that your transaction costs include interchange fees, assessment fees paid to payment networks, fees paid to third-party payment card processors, and bank settlement fees. With a view towards illustrating how these fees impact your payment processing platform, revenues, and gross margins, tell us what consideration you gave to expanding your disclosure in Business to provide a narrative description or flow chart disclosing the individual fees charged by the various entities involved in one or more representative transactions.

Securities and Exchange Commission

August 14, 2015

The Company respectfully advises the Staff that it has added a section titled “Payment Processing Overview” beginning on page 106, which includes a discussion of the various entities involved in a representative transaction, and how each entity affects the Company’s payment processing platform.

Results of Operations, page 62

27.	You attribute your growth in transaction revenue during fiscal 2014 and 2015 and the quarter ended March 31, 2015 versus the year-earlier periods to growth in your Gross Payment Volume over the same periods. Please consider providing a more particularized discussion of the factors driving your GPV growth for each period, for example, the extent to which the growth was attributable to new sellers acquired during the relevant period versus increased GPV from existing sellers.

The Company respectfully advises the Staff that it has revised the results of operations on pages 69, 70, and 73 of the Registration Statement to include a discussion of contribution of GPV from newly added and existing sellers.

Transaction and Advance Losses, page 71

28.	You attribute the 57% increase in transaction and advance losses from fiscal 2013 to fiscal 2014 primarily to the 60% growth in gross payment volume and your launch of Square Capital in May 2014. Please tell us what consideration you gave to quantifying the amount of transaction and advances losses for fiscal 2014 attributable to Square Capital, given your disclosed plans to grow this service offering.

The Company respectfully advises the Staff that it has revised the disclosure on page 77 of the Registration Statement to add the amount attributable to advance losses for Square Capital for fiscal 2014.

Business, page 89

General

29.	Much of the disclosure in your Business section focuses on the products and services you offer to sellers and buyers. You disclose in your risk factor discussion on page 27 that you depend on third parties, such as payment card networks, merchant acquirers, payment card issuers, various financial institution partners, systems like the Federal Reserve Automated Clearing House, and other partners, for a variety of services, including to process transaction data and settle funds to you and your sellers. So that readers may better understand the nature of your role as well as your reliance on various third parties, please consider expanding your disclosure in Business to describe the services provided by each of the aforementioned entities in processing card payments, and to indicate how funds and information flow among the participants in the process. You may wish to use a diagram or other graphic for illustrative purposes.

Securities and Exchange Commission

August 14, 2015

The Company respectfully advises the Staff that it has added a section titled “Payment Processing Overview” beginning on page 106 of the Registration Statement to address the Staff’s comment.

30.	We note disclosure elsewhere in the filing discussing your payment processing agreement with Starbucks, pursuant to which you generated greater than 10% of your total net revenue for fiscal years 2013 and 2014 and the three months ended March 31, 2015. Notwithstanding your intention not to renew the agreement when it expires in the third quarter of 2016, please expand your disclosure to describe the material terms of, and developments with respect to, your agreement and relationship with Starbucks. In addition, tell us what consideration you gave to filing the payment processing agreement as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Registration Statement.

The Company respectfully advises the Staff that the Company does not believe that its payment processing agreement with Starbucks is required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Item 601(b)(10)(ii) of Regulation S-K clarifies that if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to be made in the ordinary course of business, and therefore not required to be filed, unless the agreement is, among other things, one “upon which the registrant’s business is substantially dependent.” The Company respectfully submits that its business is not substantially dependent on such agreement.

Certain Relationships, Related Party and Other Transactions, page 127

31.	Please identify all of the “certain holders of [y]our capital stock” who conducted the January 2014 tender offer, as well as those who are party to the investors’ rights agreement, right of first refusal and co-sale agreement, voting agreement, and holder voting agreement, respectively.

The Company respectfully advises the Staff that it has revised the disclosure on page 155 of the Registration Statement to address the Staff’s comment.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

32.	Tell us the authoritative accounting literature upon which you are relying in classifying transaction and advance losses as an operating expense rather than a reduction of revenue.

The Company respectfully advises the Staff that transaction and advance losses are estimated provisions for receivables from sellers that will not ultimately be collected. Transaction losses represent chargebacks on processed transactions for which the Company does not expect to recover from the seller or issuing bank. Advance losses represent the amount of merchant advance receivables that the Company does not expect to ultimately collect based on the Company’s forecast of the seller’s ability to generate sufficient volume of receivables.

Securities and Exchange Commission

August 14, 2015

Given the nature of the losses as discussed above, the Company has determined that they represent the Company’s inability to collect on a receivable as opposed to a payment to a customer. The monies that get paid to the customer are payments for which the Company is contractually liable under its processing agreement with the seller. Based on this conclusion, the Company considered ASC 605-50-15 but does not believe these payments to be within the scope of that guidance. The Company has instead focused on the guidance in ASC 310-10-35 and ASC 450-20 and has concluded that the losses represent contingencies that are probable and estimable and should be accounted for similar to provisions for doubtful accounts, which the Company notes are generally recorded as operating expenses as opposed to reductions in revenue.

Consolidated Statements of Stockholders’ Equity, page F-6

33.	We note that you issued common stock and repurchased common stock with no associated additional paid-in capital amounts in 2012, 2013 and 2014. Please describe the nature of these transactions and revise your footnote disclosures accordingly.

The Company respectfully advises the Staff that the issuance of common stock with no associated additional paid-in capital is related to the vesting of restricted shares issued in connection with talent acquisitions. The additional paid-in capital related to the vesting of such awards is included in Share-based compensation in the Statement of Stockholders’ Equity. As the amounts have been less than $300,000 per year, the Company considers them to be sufficiently immaterial to not warrant disclosure.

The Company respectfully advises the Staff that the repurchase of common stock with no associated additional paid-in capital represents the repurchase of early exercised shares that have not yet vested. As the price paid for the shares is held in a liability account and not included in additional paid-in capital until vesting, there is no additional paid-in capital to reverse out.

The Company respectfully advises the Staff that it has revised the disclosure on page F-35 of the Registration Statement to provide further information regarding early exercises.

Notes to Consolidated Financial Statements

Note 1-Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-10

34.	We note that your revenue consists of transaction revenue, software revenue and hardware revenue. Tell us whether you consider any of your arrangements to be multi-element arrangements and your accounting policies for such arrangements. Revise your disclosures as necessary.

The Company respectfully advises the Staff that it does not currently have any multi-element arrangements. The Company markets products on a standalone basis to its sellers, and does not bundle

Securities and Exchange Commission

August 14, 2015

any products together. Each product offering is selected by sellers at their convenience and based upon their particular needs at predetermined prices, and are not discounted based on their purchase or use of other Square products. Furthermore, the Company believes each product offering constitutes a single element as they represent standalone value to sellers. As a result of the foregoing, the Company believes its existing disclosures to be appropriate.

35.	We note your disclosure on page F-33 that you issued warrants to Starbucks that were recognized as contra-revenue. Please disclose the amount that was recognized as contra-revenue for each period presented. Further, describe the vesting terms for the remaining outstanding warrants, including the nature of the individual performance thresholds, and whether the consummation of a change in control includes an IPO. If so, disclose the amount that would have been deducted from revenue if a change in control had occurred on March 31, 2015. To the extent you update your financial statements, disclose the amount that would have been recorded as of the end of the most recent reporting period.

The Company respectfully advises the Staff that it has revised the disclosure on page F-34 of the Registration Statement to reflect that it recognized contra-revenue of $2.2 million for the year ended December 31, 2012 related to a Starbucks warrant and to provide further details on the Starbucks warrants. No further contra-revenue amounts have been recognized due to the remote probability that the remaining warrants will vest based on the performance thresholds associated with them. The Company further advises the Staff that the Company has disclosed the probability of future vesting on page F-34 of the Registration Statement.

Transaction revenue, page F-10

36.	Please clarify your disclosure to describe the parties involved in these arrangements, the roles and responsibilities of each party, the fees charged between parties, and whether you recognize revenue on a gross or net basis. Tell us how you considered all of the factors in ASC 650-45-45 in making this determination. Also, clarify your disclosure to define the term “merchant of record” and how this impacts your analysis.

The Company respectfully advises the Staff that it has revised the disclosures on page F-10 of the Registration Statement to further clarify the revenue arrangement of the parties, the roles and responsibilities of the parties, the fees charged and the gross or net evaluation. In addition, the Company defines the term “merchant of record” and describes how this impacts its assessment.

The Company considered whether to recognize revenue on a gross or net basis using the following indicators from ASC 605-45:

a.	The Company is the primary obligor in the arrangement. The Company acts as the merchant of record for its sellers, and works directly with payment card networks and banks so that sellers do not need to manage the complex systems, rules, and requirements of the payments industry. As the merchant of record, Square is liable for the settlement of the underlying transactions. The use of any third parties to process the transactions is not transparent to sellers who view Square as the ultimate party responsible, as the Company is responsible for remitting payments to the seller.

Securities and Exchange Commission

August 14, 2015

b.	The Company has latitude in establishing price. The Company has complete latitude in establishing the price charged to its customers for the service. The fee charged by the Company is not contractually dependent upon the fee charged by suppliers, which primarily consists of fees charged by payment card processors and payment card verification services. As a result, the Company bears the margin risk and reward of the transaction.

c.	The Company changes the product or performs part of the service. The Company provides the interface between the seller and end consumer to enable the transaction to take place and the Company is responsible for the service being provided. The Company also provides customer service and issue resolution to its customers, including seller payment protection in certain cases of fraud and unresolved disputes.

d.	The Company has discretion in supplier selection. The Company has complete discretion in selecting the suppliers with whom it contracts in providing payment processing services.

e.	The Company is involved in the determination of product and service specifications. The Company has complete discretion in determining the service specifications. For example, the Company offers sellers a variety of settlement options, including instant settlement, standard settlement terms, as well as the ability to hold seller funds if required.

f.	The Company has credit risk. As noted above, the Company bears the risk of fraudulent transactions as well as certain risks of return transactions and chargebacks. The Company bears the risk as there is no refund of vendor fees when a fraudulent transaction occurs.

Based on the factors above, the Company determined that recognizing revenue on a gross basis is appropriate.

37.	Please revise your disclosure to clarify how “refunds” differ from “chargebacks” described on page F-16.

The Company respectfully advises the Staff that it has revised its disclosures on pages F-10 and F-17 of the Registration Statement to provide further clarity in the revenue recognition policy and accrued transaction losses. The Company advises the Staff that “refunds” are reversals of transactions initiated by merchants. “Chargebacks” represent a potential loss due to a dispute between a seller and its customer, or a fraudulent transaction. As the merchant of record, losses from both such “refunds” and “chargebacks” are assumed by the Company. The Company also respectfully refers the Staff to the response to comment 32 and the disclosure around accrued transaction losses as they relate to chargebacks.

38.	Clarify whether there are any set-up, installation or activation fees associated with your transaction revenue and how you account for these fees.

Securities and Exchange Commission

August 14, 2015

The Company respectfully advises the Staff that it does not typically enter into set-up, installation or activation fee arrangements associated with its transaction revenue. Since inception, the Company has only had one instance of any such arrangement for a de minimis amount which was billed and recognized separately from the transaction revenue.

39.	We note your disclosure on page 57 that you offer custom pricing to larger sellers. Clarify whether these arrangements are volume-based and your accounting policies for these arrangements.

The Company respectfully advises the Staff that custom pricing decisions are predetermined upfront in connection with entering into such arrangement with a given seller based on anticipated payment volume and the profile of such seller’s business. Under such arrangements, the seller is charged a predetermined fee that does not vary based on transaction volume over time. Pricing discounts are not retrospectively applied. The revenue is recorded in the same manner as all other transaction revenue.

40.	Clarify the typical length of the contract with your customers and the renewal terms. Also, clarify the typical length of the contract with third-party payment processors and card-issuing financial institutions.

The Company respectfully advises the Staff that, with the exception of the Company’s payment processing agreement with Starbucks, the Company’s agreements with sellers do not have a fixed term and the Company and sellers generally have a unilateral right to terminate such agreements at any time without penalty. As the Company has disclosed, its payment processing agreement with Starbucks expires in the third quarter of 2016, and the Company does not intend to renew the agreement at such time. The Company respectfully advises the Staff that it has revised the disclosure on page F-11 to note that the Company’s contracts with third-party payment processors are typically for a term of two to four years. With the exception of American Express, with which the Company has a two year agreement for payment processing services, the Company does not contract directly with card-issuing financial institutions to permit the Company to process payment cards, as the third-party payment processors with which the Company contracts maintain such relationships.

Starbucks transaction revenue, page F-10

41.	Please provide the same information requested in comment 36 with respect to these transactions. Also, clarify if, and how, the nature of these services differs from your other transaction processing revenue.

The Company respectfully advises the Staff that it has revised the disclosure on page F-10 of the Registration Statement to address the Staff’s comment. The Company also clarifies that the nature of the transaction services offered to Starbucks are similar to the Company’s other sellers, and the associated revenues are also accounted for the same way.

Software and data product revenue, page F-10

42.	Clarify the nature of your software products or services. Further, clarify why the other revenue streams included in this category are characterized as software and data product revenue.

Securities and Exchange Commission

August 14, 2015

The Company respectfully advises the Staff that its software products include subscription-based solutions such as Square Register, Square Appointments, Square Customer Engagement, and Square Payroll. The Company classifies its Square Capital and Caviar offerings as data products due to the fact that the Company’s provision of these offerings is powered by significant data sources, including the data that enables Square to create and update its underwriting guidelines in order to offer Square Capital MCAs to sellers, and logistics algorithms that enable Caviar to efficiently deliver food for its sellers.

The Company respectfully advises the Staff that it will apply the provisions as stipulated in Regulation S-X 5-03(b), and will present separate line items on the face of the income statement, should any of these product offerings represent greater than 10% of total revenue in the future.

43.	We note your disclosure that your revenues include upfront fees when the receivables are sold and ongoing servicing fees for servicing these receivables. Tell us how you meet the criteria for sale accounting set forth in ASC 860, how the upfront fee you recognize is calculated, and how your accounting complies with the guidance in ASC 860-50. Also tell us how you considered the disclosure requirements in ASC 860.

The Company respectfully advises the Staff that the upfront fee that is generated from MCAs sold to third-party investors is calculated as a fixed percentage of the amount advanced to the merchant. For example, if a $1,000 advance is made to a merchant in exchange for $1,100 of its future receivables, that advance may then be sold to a third-party investor for $1,000, plus an upfront fee which is calculated based on a percentage of the $1,000 advance amount, which, for illustrative purposes, is $50. In exchange, the third-party investor receives rights to $1,100 of customer receivables that the seller generates through its activities. The Company enters into a separate servicing arrangement for these future receivables and receives a percentage of the receivables collected as compensation for such servicing. Based on third-party quotations, the Company has determined that the servicing fee it receives is adequate compensation for the service rendered and therefore it recognizes no servicing asset or liability at the sale date. Because the Company receives adequate compensation for servicing the future receivables, it has concluded that no portion of the $50 upfront fee in the above example relates to servicing, and therefore the Company recognizes the entire $50 upfront fee as revenue at the time the right to the MCA is sold.

The Company considered the guidance in ASC 860-10-40-5 and assessed the three criteria which must all be met in order for a transfer of a financial asset to be eligible for sale accounting. The Company has concluded that the transfers of MCAs are sales for the reasons noted below:

1.	Isolation of transferred financial assets

Based on the Company’s agreements with third-party investors, the Company’s right, title, and interest in the sold receivables transfer to the transferee, without recourse, and the Company makes no guarantees as to the payment or collection of any future receivables, with all risks of future returns or losses transferred to the transferee. Further, the Company performed a legal analysis of the transfers under Sections 541 and 362 of the U.S. Bankruptcy Code and concluded that the transfers would constitute a true sale at law and have isolated the receivables from creditors even in the event of bankruptcy. Based on these facts, the Company believes the transferred financial assets have been properly isolated from the transferor and the legal isolation criterion is met.

Securities and Exchange Commission

August 14, 2015

2.	Transferee’s rights to pledge or exchange.

The Company has determined that each third-party investor has the right to pledge or exchange the assets it received, and no condition both (i) constrains the third-party investor from taking advantage of its rights to pledge or exchange, and (ii) provides more than a trivial benefit to the transferor. The Company has continuing involvement in the form of a servicing arrangement due to the Company’s payment platform integration with its sellers and the way in which MCA repayments are facilitated through its platform. The third-party investor will be the sole beneficiary of economic benefits of the future receivables, and the agreements with third-party investors do not provide any constraints to the third-party investor from taking advantage of its rights to pledge or exchange the future receivables.

3.	Effective control

The Company determined effective control is met as there is no agreement that entitles and obligates the Company to repurchase or redeem the financial assets before their maturity, provides the third-party investors with both the unilateral ability to cause the holder to return specific financial assets and a more-than-trivial benefit attributable to that liability, or permits the third-party investors to require the Company to repurchase the transferred financial assets at a price favorable to the third-party investors.

The Company’s agreements with third-party investors do include a contingent repurchase provision, but the Company concluded that this provision does not establish effective control since the contingency is based on actions that are outside the Company’s control, and do not provide more than a trivial benefit to the Company. Specifically, the agreements permit the Company to extend additional advances (“Mid-Plan Advances”) to merchants who previously received MCAs. The agreements provide for a formula that randomly determines whether a specific MCA (including a Mid-Plan Advance) will be retained by the Company or sold to third-party investors. This formula is based on the total MCAs outstanding and the total investor commitment to acquire MCAs. If the formula assigns a Mid-Plan Advance to the Company for which previous outstanding MCAs were sold to a third-party investor, the Company has the right and obligation to repurchase the outstanding MCAs at the undiscounted value of all contractual future cash flows. The Company has concluded that this contingency is not within its control, as it depends on whether a merchant has requested a Mid-Plan Advance. In addition, the repurchase price exceeds the fair value of the receivables, and thus provides no more than a trivial benefit to the Company.

The Company considered the guidance under ASC 860-10-40-4A which limits sale accounting to a transfer of an entire financial asset or a group of financial assets in its entirety, unless the transferred components meet the definition of a participating interest. Under the sale arrangement with the third-party investor, each merchant cash advance will be purchased in full. As such, each individual MCA represents a unit of account.

Securities and Exchange Commission

August 14, 2015

Given the analysis of the respective guidance, the Company determined it is therefore appropriate to apply the recognition criteria as defined under ASC 860-20-40-1B, and recognize the upfront fees as revenue at the time of sale.

The Company respectfully advises the Staff that it has considered the disclosure requirements in ASC 860. The Company has concluded that additional disclosures are not currently necessary and that the existing financial statement footnotes and disclosures in the Registration Statement provide sufficient disclosure. The Company’s conclusion was based on the immateriality of its MCAs sold to third parties and relevant activity to date. The Company’s sales of MCAs to third parties did not commence until the fourth quarter of 2014. As a result, the impact of sales of MCAs on the Company’s financial results has been insignificant. Total revenue recognized from origination fees and serving fees totaled less than $800,000 for the year ended 2014 and approximately $4.0 million for the six months ended June 30, 2015 or approximately 0.08% and 0.87%, of total net revenue, respectively. Total MCAs sold to third parties during 2014 were less than 15% of the total MCAs entered into during 2014 which totaled approximately $90 million. The Company advises the Staff that it will continue to monitor the significance of its MCA sales to third parties and add additional disclosures in future filings should the activity become material to the overall financial results of the Company.

44.	We note your disclosure that in instances in which the company retains the future receivable, the difference between the amount of the future receivable and the related merchant cash advance is collected over time and recognized as revenue. We also note your disclosure on page 58 that in return for these advances, sellers agree to make payments equal to a percentage of the payment volume you process for them. Tell us how you consider these fees to be fixed and determinable considering that it appears they are conditional on future processing services that you perform for them.

The Company respectfully advises the Staff that it considers the fees to be fixed and determinable as the total amount of the future receivable for the advance is fixed. A fixed percentage of the merchant’s daily processing volume is withheld as repayment for its advance. Of that withheld repayment, a percentage is recognized as revenue, as computed by the ratio of (1 - (MCA / total future receivables)), thereby resulting in revenue being recognized ratably only as cash is collected.

The Company respectfully advises the Staff that it has revised the disclosures on page 64 of the Registration Statement to further clarify the revenue process, and in addition revised the disclosures on page F-10 of the Registration Statement to further clarify the related revenue recognition.

Marketing Expenses, page F-11

45.	Please disclose the dollar value of customer acquisition costs incurred for each period presented.

Securities and Exchange Commission

August 14, 2015

The Company respectfully advises the Staff that it has revised the disclosure on page F-12 of the Registration Statement in response to this comment.

Customers Payable, page F-15

46.	We note that customers payable represents amounts owed to sellers. Please clarify why you believe presenting changes in this payable as an operating activity is proper. That is, since you are holding funds on behalf of sellers, explain why the payable activity is not a financing activity.

The Company respectfully advises the Staff that the customers payable line item reflects amounts owed to sellers due to timing differences that arise during a standard transaction cycle as part of the Company’s normal operations and are typically settled next business day. The Company considered the guidance under ASC 230-10-45-15 and determined that the customers payable activity does not qualify as any of the stipulated cash outflows for financing activities. The Company determined that the appropriate guidance to apply would be ASC 230-10-45-17f, which defines such cash outflows as operating in nature. Customers payable represents an ongoing obligation to settle sellers’ transactions as they relate to the Company’s core processing business, and, therefore, represents a current liability not related to financing or investing needs or requirements of the Company.

Note 3-Merchant Cash Advance Receivable, Net, page F-18

47.	Tell us how you considered ASC 350-10-35-46 and 47 in accounting for the Merchant Cash Advance Receivable, if applicable. If the loans qualify as held for investments or held for sale, tell us how your presentation of the loans activity within the Statements of Cash Flow is pursuant to ASC 230-10-45-12(a) and 230-10-45-17(a). Further, tell us what consideration you gave to the disclosures outlined in ASC 350-10-50-1 to 50-30.

The Company respectfully advises the Staff that the MCA receivables represent the Company’s purchase of a fixed dollar amount of the sellers’ future receivables related to the credit and debit card transactions the Company processes for them. The absence of a fixed repayment term and the limited recourse to the seller’s future receivables, if any, are key characteristics that determine the advances to be receivables versus debt or financing instruments. As such, the Company does not believe that the MCA receivables are subject to the accounting guidance referenced by the Staff.

Note 5-Acquisitons, page F-19

48.	Clarify what consideration you gave to disclosing the information required by ASC 805-10-50-2(h).

The Company respectfully advises the Staff that acquisitions to date have not had a material impact on the Company’s revenue and net earnings since the acquisition date nor would they have a material impact on a pro forma basis. As such, results of operations from acquisitions have been consolidated with those of the Company. The Company has revised the disclosure on pages F-20 - F-23 of the Registration Statement in response to this comment.

Securities and Exchange Commission

August 14, 2015

Note 6-Goodwill, page F-22

49.	Tell us how you determined that your BookFresh and Caviar operations do not represent separate reporting units. Also, clarify the nature of the businesses acquired in fiscal 2015 and why these do not represent separate reporting units.

The Company respectfully advises the Staff that the Company considered the guidance in ASC 350 and ASC 280 and concluded that BookFresh, Caviar, and other businesses acquired in fiscal 2015 do not represent separate reporting units. Although these services do earn revenue and incur expenses, discrete financial information in the form of a full profit and loss statement is not available and no financial results are produced or monitored by a segment manager as defined by ASC 280. Furthermore, the chief operating decision maker, who is defined as the Company’s Chief Executive Officer, does not receive distinct financial results for these services as results are presented on a consolidated basis.

The other businesses acquired in fiscal 2015 include a payment processing and authentication solution, which does not produce standalone revenue or expenses, and a quick service food delivery company, which has been integrated fully within the Caviar service and therefore does not have discrete financial information.

Note 13-Stockholders’ Equity

Share-based compensation, page F-35

50.	We note your disclosure regarding the determination of the fair value of options granted to service providers. Clarify whether you also grant options to employees and, if so, how the fair value of these options is determined. Also, further clarify the terms of the options granted to service providers, including the vesting conditions and how you determined the measurement date. Finally, tell us how you determined the term for fair valuing options granted to service providers. We refer you to footnote 7 of SAB Topic 14.A.

The Company respectfully advises the Staff that it has revised the disclosure on page F-37 of the Registration Statement to incorporate the Staff’s comments. In the first paragraph under “Share-based compensation,” the term “service providers” has been replaced with “employees” as the ensuing disclosure addresses how the fair value of employee options is determined. A second paragraph has been added to incorporate the additional disclosures requested by the Staff for non-employee grants.

51.	We note that that the fair value of your common stock is a key input to the determination of the fair value of your stock options. Please disclose the fair value of your common stock used in the determination of the fair value of your stock options for each period presented.

The Company respectfully advises the Staff that it has revised the disclosure on page F-37 of the Registration Statement to include the fair value of its common stock for each period presented.

Note 14-Net Loss per Share, page F-36

Securities and Exchange Commission

August 14, 2015

52.	Clarify why your convertible preferred stock is not included in your potential common shares that have been excluded from the calculation of diluted net loss per share because their effect would be anti-dilutive.

The Company respectfully advises the Staff that it has revised the disclosure on page F-39 of the Registration Statement to include the convertible preferred stock.

Unaudited Pro Forma Net Loss per Share, page F-37

53.	Based on your disclosure on page F-30, it appears that the number of shares of your common stock to be issued upon the automatic conversion of your Series E preferred stock may depend on the initial public offering price of your common stock. Revise your disclosure to clarify this and include the terms upon which your Series E preferred stock will be converted. Also, tell us what consideration you gave to providing a sensitivity analysis depicting the different outcomes for a change in the initial public offering price. We refer you to Article 11-02(b)(8) of Regulation S-X.

The Company respectfully advises the Staff that there have been no pricing discussions with the underwriters at this time. The Company will revise the Registration Statement, as appropriate, if there is a material risk that the shares of Series E preferred stock will not convert to Class B common stock on a one-to-one basis.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

54.	With respect to your unregistered issuances of shares made in connection with acquisitions in reliance on the exemption provided by Section 4(a)(2) of the Securities Act, please briefly describe the facts supporting your reliance.

As noted, Company believes that such offers, sales and issuances of the above securities in connection with the foregoing acquisitions were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act, as transactions by an issuer not involving a public offering. The Company took into account the following factors with respect to the transactions: (i) all sales of the shares were made without any general

Securities and Exchange Commission

August 14, 2015

solicitation or advertising; (ii) there were a limited number of offerees (fewer than 35) in each acquisition; (iii) the stockholders and/or their legal representatives had access to substantial business and financial information regarding the Company; (iv) the Company believes that each of the stockholders was sophisticated and capable of understanding and evaluating the risks of acquiring the Company’s securities; (v) the stockholders in certain transactions were “accredited investors” as defined in Regulation D promulgated under Section 4(a)(2) of the Securities Act; (vi) each of the stockholders made standard representations to the Company to ensure the availability of the Section 4(a)(2) exemption, including, without limitation, representations of his or her intentions to acquire the shares for investment for his or her own accounts and not with a view to the resale or distribution of any shares (except, as described above, for a distribution by recipient entities to their respective stockholders); (vii) appropriate legends were placed upon the stock certificates issued in connection with all of these acquisitions; and (viii) none of the acquisitions involved any underwriters.

General

55.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and is supplementally providing the Staff under separate cover with copies of all written communications that it, or anyone authorized to do so on its behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company will supplementally provide to the Staff any such additional written communications presented to potential investors in the future.

56.	With respect to every third-party statement in your prospectus, such as the statistics provided by the U.S. Census Bureau, Kauffman Index, Federal Reserve Bank of New York, and FDIC, please provide us with the relevant portions of the research materials you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. In addition, please tell us whether any of the materials were prepared for you. Please ensure that you disclose the dates of all third-party reports, including the Federal Reserve Bank of New York study referenced on page 3. In addition, please tell us whether the U.S. Small Business Association statistics from 2010 referenced on page 5 are the most recent available.

In response to the Staff’s comment, the Company is supplementally providing the Staff under separate cover the relevant portions of the sources that support the statistics, clearly marked to highlight the applicable portion or section containing the statistic and included a cross-reference to the appropriate location in the revised draft of the Registration Statement. The Company further confirms that none of the materials were prepared for the Company specifically and the Company did not compensate the parties that prepared these reports or studies, other than ordinary course subscription fees for publicly available reports or studies where applicable.

The Company respectfully advises the Staff that it has revised the disclosure on pages 3, 4, 6, 7, 47, 99, 100, 102, and 104 of the Registration Statement to disclose the dates of all third-party reports.

Securities and Exchange Commission

August 14, 2015

The Company further advises the Staff that the 2010 statistics are the most recent available information on this subject by the U.S. Small Business Administration.

57.	Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

The Company acknowledges the Staff’s comment and has included the artwork in the Registration Statement.

58.	With your response letter, please provide support for the following statistics cited in your submission:

•	The information regarding the amount and form of consumer payments in 2013 and anticipated in 2018 and 2023, pages 3, 92 and 94;

•	The estimated number of mobile devices accessing the internet in 2013 and anticipated to do so in 2018, page 3;

•	Your estimate regarding the number of active payment cards in circulation in the U.S., pages 6 and 96;

•	The projected spending by U.S. small and medium-sized businesses on SaaS products, page 94;

•	The projected local advertising spending in the U.S. in 2014, page 94; and

•	Consumers’ expenditures at independent restaurants in 2014, page 94.

In response to the Staff’s comment, the Company is supplementally providing support for the above-referenced statistics under separate cover. The Company has clearly marked each source to indicate the applicable portion or section containing the statistic and included a cross-reference to the appropriate location in the revised draft of the Registration Statement.

* * * *

Securities and Exchange Commission

August 14, 2015

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 320-4554 or dsegre@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ David J. Segre

David J. Segre

cc:	Dana R. Wagner, Square, Inc.

Sydney B. Schaub, Square, Inc.

Tait O. Svenson, Square, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Calise Y. Cheng, Wilson Sonsini Goodrich & Rosati, P.C.

David C. Karp, Wachtell, Lipton, Rosen & Katz

Ronald C. Chen, Wachtell, Lipton, Rosen & Katz

Gordon Moodie, Wachtell, Lipton, Rosen & Katz

William H. Hinman, Jr., Simpson Thacher & Bartlett LLP

Daniel N. Webb, Simpson Thacher & Bartlett LLP